Filed Pursuant to Rule 424(b)(3)

File No. 333-144362

Cougar Biotechnology, Inc.

3,984,573 Shares

Common Stock

The selling stockholders identified on pages 15-19 of this prospectus are offering on a resale basis a total of 3,984,573 shares of our common stock. We will not receive any proceeds from the sale of these shares by the selling stockholders.

Our common stock is quoted on the OTC Bulletin Board under the symbol “CGRB.” On July 18, 2007, the closing sale price for our common stock as reported on the OTC Bulletin Board was $21.75.

The securities offered by this prospectus involve a high degree of risk.

See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined that this prospectus is truthful or complete. A representation to the contrary is a criminal offense.

The date of this prospectus is July 19, 2007.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that is important to you. Accordingly, you are urged to carefully review this prospectus in its entirety, including the risks of investing in our securities discussed under the caption “Risk Factors” and the financial statements and other information that is incorporated by reference into this prospectus before making an investment decision. All references in this prospectus to “Cougar,” “we,” “us” and “our” refer to Cougar Biotechnology, Inc.

Cougar Biotechnology, Inc.

We are a development stage biopharmaceutical company based in Los Angeles, California that in-licenses novel therapeutics and develops such therapeutics for the treatment of cancer. Our strategy is to license technologies that have previously been tested in clinical trials, enabling us to obtain an initial indication of the drug’s safety and biological activity in humans before committing capital to the drug’s development.

We were incorporated in Delaware in May 2003. On April 3, 2006, we acquired SRKP 4, Inc., a Delaware corporation, in a “reverse merger” transaction whereby a wholly-owned subsidiary of SRKP 4 merged into Cougar, with Cougar remaining as the surviving corporation and wholly-owned subsidiary of SRKP 4. In accordance with the terms of the merger, our outstanding common stock and preferred stock automatically converted into shares of SRKP common stock and preferred stock, respectively, at a conversion ratio of 0.38411 to one. Shortly after the merger, we completed a short-form merger with SRKP, whereby we merged with and into SRKP, with the resulting corporation being named “Cougar Biotechnology, Inc.”

Our executive offices are located at 10990 Wilshire Boulevard, Suite 1200, Los Angeles, California 90024. Our telephone number is (310) 943-8040. Our website is www.cougarbiotechnology.com. None of the information on our internet site is part of this prospectus.

Our Product Candidates

We currently own the rights to three clinical stage oncology drug candidates. We have attracted a management team, Board of Directors and Scientific Advisory Board experienced in biotechnology, pharmaceuticals and cancer treatment.

CB7630 (abiraterone acetate)

In April 2004, we licensed the exclusive worldwide rights to CB7630 (abiraterone acetate) from BTG plc., a British corporation. CB7630 is an orally active targeted inhibitor of the steroidal enzyme 17a-hydroxylase/C17,20 lyase, which is involved in testosterone production. In preclinical studies, CB7630 has demonstrated the ability to selectively inhibit the target enzyme, reducing levels of testosterone production in both the adrenals and the testes that is believed to stimulate the growth of prostate cancer cells.

Phase I trials of CB7630 have been performed by the Centre for Cancer Therapeutics, The Institute of Cancer Research (Sutton, United Kingdom), and The Royal Marsden NHS Trust (Sutton, United Kingdom). The data from these clinical studies appears to indicate that CB-7630 can successfully inhibit testosterone production and has an acceptable safety profile for a cancer drug. The results from these Phase I studies of CB7630 were published in the British Journal of Cancer in June 2004. In December 2005, we initiated a Phase I/II trial of CB7630 for the treatment of advanced prostate cancer. The Phase I/II trial is being conducted at The Institute of Cancer Research, in the Cancer Research UK Centre for Cancer Therapeutics, and at The Royal Marsden Hospital in the United Kingdom. This clinical trial is an open-label, dose-escalating study to evaluate safety and efficacy administered as a second-line hormonal agent to chemotherapy-naïve hormone refractory patients with rising prostate-specific antigen, or PSA, levels.

We initiated a Phase I trial of CB7630 as a second line hormonal agent for advanced prostate cancer patients that have failed treatment with first line hormone therapy at the University of California San Francisco Comprehensive Cancer Center, or UCSF, in May 2006. In December 2006, we also initiated two Phase II trials of CB7630. The first trial is evaluating the efficacy of CB7630 as a second-line hormonal agent in patients with hormone refractory, chemotherapy naïve, prostate cancer. This trial is being conducted at The Institute for Cancer Research UK Centre for Cancer Therapeutics, and at The Royal Marsden NHS Foundation Trust in the United Kingdom. The second trial will evaluate the efficacy of CB7630 in patients with advanced prostate cancer that have failed treatment with first line chemotherapy (e.g., Taxotere). The trial will be conducted at The Institute of Cancer Research, in the Cancer Research UK Centre for Cancer Therapeutics, and at The Royal Marsden NHS Foundation Trust in the United Kingdom as well as at Memorial Sloan-Kettering Cancer Center and the UCSF in the United States. In June 2007, we initiated a second Phase II trial of CB7630 that will evaluate the efficacy of CB7630 given in combination with prednisone in patients with advanced prostate cancer that have failed treatment with first line chemotherapy (e.g., Taxotere). The trial will be conducted at The Institute of Cancer Research, in the Cancer Research UK Centre for Cancer Therapeutics, and at The Royal Marsden NHS Foundation Trust in the United Kingdom and at a number of centers in the United States, including Memorial Sloan-Kettering Cancer Center and UCSF.

We are planning additional clinical studies relating to CB7630, and will require additional financing to complete development of CB7630.

CB3304 (noscapine)

In March 2004, we licensed from Emory University the exclusive worldwide rights to CB3304 (noscapine), an orally active alkaloid derived from opium, which we believe has potential applications in the treatment of a number of tumor types where tubulin inhibitors are known to have activity, including non-Hodgkin’s lymphoma, or NHL, multiple myeloma, breast cancer, lung cancer, ovarian cancer and prostate cancer. A Phase I trial of CB3304 in patients with relapsed or refractory NHL has been initiated at the University of Southern California Norris Comprehensive Cancer Center. In December 2005, we announced results from preclinical experiments that we believe demonstrate the effectiveness of CB3304 for the treatment of NHL and multiple myeloma and that warrant our continued development of the drug in hematological malignancies.

In July 2007, our Investigational New Drug application for CB3304 was allowed by the United States Food and Drug Administration, which allows us to conduct a Phase I clinical trial of CB3304 for the treatment of relapsed and refractory multiple myeloma. We anticipate commencing the Phase I trial at a number of clinical sites, including Weill Cornell Medical College and Columbia Presbyterian Medical Center. We will require additional financing to complete development of CB3304.

CB1089 (seocalcitol)

In June 2005, we exclusively licensed from LEO Pharma A/S, a Danish corporation, the worldwide rights to CB1089 (seocalcitol), a synthetic vitamin D analog, that we believe can be used in combination with chemotherapy for prostate cancer patients. Pre-clinical studies in prostate cancer have shown that CB1089 is a more potent anti-cancer drug than calcitriol, which may result in better efficacy when used in combination therapy to treat prostate cancer as opposed to calcitriol. We anticipate beginning clinical trials of CB1089 in prostate cancer in late 2007 or in the first half of 2008. We will require additional financing to complete development of CB1089.

Recent Developments

Effective July 18, 2007, Lindsay A. Rosenwald, M.D., resigned from our Board of Directors. We are in the process of interviewing candidates for the vacated seat on our Board.

Risk Factors

For a discussion of some of the risks you should consider before purchasing shares of our common stock, you are urged to carefully review and consider the section entitled “Risk Factors” beginning on page 4 of this prospectus.

The Offering

The selling stockholders identified on pages 15-19 of this prospectus are offering on a resale basis a total of 3,984,573 shares of our common stock, including 3,553,021 shares which were issued to our founding stockholders, 367,777 shares which were issued in lieu of cash as a penalty for the delay in effectiveness of our registration statement relating to our April 2006 private placement and 63,775 shares which were issued in lieu of cash as payment for dividends relating to our Series A Convertible Preferred stock.

Common stock offered	3,984,573 shares

Common stock outstanding after the offering (1)	17,447,480 shares

OTC Bulletin Board ticker symbol	CGRB

(1)	Based on the number of shares outstanding as of June 30, 2007, not including 2,996,820 shares issuable upon exercise of various warrants and options to purchase common stock.

RISK FACTORS

An investment in our common stock is very risky. You may lose the entire amount of your investment. Prior to making an investment decision, you should carefully review this entire prospectus, including the documents incorporated by reference into this prospectus, and consider the following risk factors:

Risks Relating to our Business

We currently have no product revenues and will need to raise additional capital to operate our business.

To date, we have generated no product revenues. Until, and unless, we receive approval from the U.S. Food and Drug Administration, or FDA, and other regulatory authorities for our product candidates, we cannot sell our drugs and will not have product revenues. Currently, our only product candidates are CB7630, CB3304, CB6604, the noscapine analogs and CB1089, and none of these products is approved by the FDA for sale. Therefore, for the foreseeable future, we will have to fund all of our operations and capital expenditures from cash on hand and, potentially, future offerings. Currently, we believe we have cash on hand to fund our operations through June 2009. However, changes may occur that would consume our available capital before that time, including changes in and progress of our development activities, acquisitions of additional candidates and changes in regulation.

We will need to seek additional sources of financing, which may not be available on favorable terms, if at all.

If we do not succeed in raising additional funds on acceptable terms, we may be unable to complete planned pre-clinical and clinical trials or obtain approval of any product candidates from the FDA and other regulatory authorities. In addition, we could be forced to discontinue product development, reduce or forego sales and marketing efforts and forego attractive business opportunities. Any additional sources of financing will likely involve the issuance of our equity securities, which will have a dilutive effect on our stockholders.

We are not currently profitable and may never become profitable.

We have a history of losses and expect to incur substantial losses and negative operating cash flow for the foreseeable future, and we may never achieve or maintain profitability. For the year ended December 31, 2006, we had a net loss of approximately $11.9 million and from our inception in May 2003 through March 31, 2007, we have incurred a net loss of approximately $30.6 million. Even if we succeed in developing and commercializing one or more product candidates, we expect to incur substantial losses for the foreseeable future and may never become profitable. We also expect to continue to incur significant operating and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we:

•	continue to undertake pre-clinical development and clinical trials for product candidates;

•	seek regulatory approvals for product candidates;

•	implement additional internal systems and infrastructure; and

•	hire additional personnel.

We also expect to experience negative cash flow for the foreseeable future as we fund our operating losses and capital expenditures. As a result, we will need to generate significant revenues in order to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. Our failure to achieve or maintain profitability could negatively impact the value of our securities.

We have a limited operating history upon which to base an investment decision.

We are a development-stage company and have not demonstrated an ability to perform the functions necessary for the successful commercialization of any product candidates. The successful commercialization of any product candidates will require us to perform a variety of functions, including:

•	continuing to undertake pre-clinical development and clinical trials;

•	participating in regulatory approval processes;

•	formulating and manufacturing products; and

•	conducting sales and marketing activities.

Our operations have been limited to organizing and staffing our company, acquiring, developing and securing our proprietary technology and undertaking pre-clinical trials of our product candidates. These operations provide a limited basis for you to assess our ability to commercialize our product candidates and the advisability of investing in our securities.

If we do not obtain the necessary U.S. or worldwide regulatory approvals to commercialize any product candidate, we will not be able to sell our product candidates.

We cannot assure you that we will receive the approvals necessary to commercialize any of our product candidates (CB7630, CB3304, CB6604, the noscapine analogs and CB1089), or any product candidate we acquire or develop in the future. We will need FDA approval to commercialize our product candidate in the U.S. and approvals from the FDA-equivalent regulatory authorities in foreign jurisdictions to commercialize our product candidate in those jurisdictions. In order to obtain FDA approval of any product candidate, we must submit to the FDA a New Drug Application, or NDA, demonstrating that the product candidate is safe for humans and effective for its intended use. This demonstration requires significant research and animal tests, which are referred to as pre-clinical studies, as well as human tests, which are referred to as clinical trials. Satisfaction of the FDA’s regulatory requirements typically takes many years, depends upon the type, complexity and novelty of the product candidate and requires substantial resources for research, development and testing. We cannot predict whether our research and clinical approaches will result in drugs that the FDA considers safe for humans and effective for indicated uses. The FDA has substantial discretion in the drug approval process and may require us to conduct additional pre-clinical and clinical testing or to perform post-marketing studies. The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals may:

•	delay commercialization of, and our ability to derive product revenues from, our product candidate;

•	impose costly procedures on us; and

•	diminish any competitive advantages that we may otherwise enjoy.

Even if we comply with all FDA requests, the FDA may ultimately reject one or more of our NDAs. We may never obtain regulatory clearance for any of our product candidates (CB7630, CB3304, CB6604, the noscapine analogs and CB1089). Failure to obtain FDA approval of any of our product candidates will severely undermine our business by leaving us without a saleable product, and therefore without any source of revenues, until another product candidate can be developed. There is no guarantee that we will ever be able to develop or acquire another product candidate.

In foreign jurisdictions, we must receive approval from the appropriate regulatory authorities before we can commercialize any drugs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above. We cannot assure you that we will receive the approvals necessary to commercialize our product candidate for sale outside the United States.

Our success depends on our ability to enhance our existing pipeline of product candidates through the in-license or other acquisition of products in clinical development , and if our business development efforts are not successful, our ability to achieve profitability will be negatively impacted.

Our current product portfolio consists of three drugs that are in the clinical stages of development. We intend to continue to expand our current portfolio and in-license or acquire additional products that are currently in clinical development. If we are not successful in acquiring products that are currently in clinical development, then we will be dependent upon our ability to raise financing for, and the successful development and commercialization of, our current product candidates.

Many other large and small companies within the pharmaceutical and biotechnology industry seek to establish collaborative arrangements for product research and development, or otherwise acquire products in later-stage clinical development, in competition with us. We face additional competition from public and private research organizations, academic institutions and governmental agencies in establishing collaborative arrangements for products in later-stage clinical development. Many of the companies and institutions that compete against us have substantially greater capital resources, research and development staffs and facilities than we have, and substantially greater experience in conducting business development activities. These entities represent significant competition to us as we seek to expand our pipeline through the in-license or acquisition of compounds.

While it is not feasible to predict the actual cost of acquiring additional product candidates, the cost of licensing drugs that are in the clinical stages of development is generally significantly higher than the costs of licensing drugs that have not yet entered clinical development (preclinical drugs). Moreover, we expect that any product candidates we acquire will require significant additional development and other efforts prior to obtaining commercialization, if we ever commercialize any such product. The cost of licensing additional clinical stage drugs and completing the development necessary could be substantial and we may need to raise additional financing or issue additional equity securities, either of which may further dilute existing stockholders, in order to acquire and further development of such new products.

If we are able to enhance our existing pipeline of product candidates through the in-license or other acquisition of later-stage clinical development candidates, we may expose ourselves to new risks that were not identified prior to negotiating the in-license or other acquisition agreement that may prevent us from successfully developing or commercializing our product candidates.

Even if we are able to in-license or acquire potential products, we may fail to identify risks during our due diligence efforts, or new risks may arise later in the development process of our product candidates, that we may be unable to adequately address. If we are unable to address such previously unidentified risks in a timely manner, we may be required to discontinue our development of one or more of our product candidates, and our business and results of operations will be harmed.

Our product candidates are in early stages of clinical trials and will require extensive pre-clinical testing and clinical testing. If we are unsuccessful in obtaining regulatory approval for any of our product candidates, we may be required to delay or abandon development of such product candidate.

Each of our product candidates (CB7630, CB3304, CB6604, the noscapine analogs and CB1089), are in early stages of development and requires extensive pre-clinical and clinical testing. We cannot predict with any certainty if or when we might submit an NDA for regulatory approval for any of our product candidate or whether any such NDA will be accepted. In the event we do not receive regulatory approval for any of our product candidates, we will be required to delay or terminate development of such product candidate.

Clinical trials are very expensive, time-consuming and difficult to design and implement. If clinical trials for any of our product candidates don’t provide positive results, we may be required to abandon or repeat such clinical trials.

Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The clinical trial process is also time consuming. We estimate that clinical trials of our product candidate will take at least several years to complete. Furthermore, failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

•	unforeseen safety issues;

•	determination of dosing issues;

•	lack of effectiveness during clinical trials;

•	slower than expected rates of patient recruitment;

•	inability to monitor patients adequately during or after treatment; and

•	inability or unwillingness of medical investigators to follow our clinical protocols.

In addition, we or the FDA may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in our Investigational New Drug, or IND, submissions or the conduct of these trials. Therefore, we cannot predict with any certainty the schedule for future clinical trials.

If the results of our clinical trials do not support our product candidate claims, the completion of development of such product candidates may be significantly delayed or we may be forced to abandon development of such product candidates altogether.

Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product candidate claims. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. This failure would cause us to abandon a product candidate and may delay development of other product candidates. Any delay in, or termination of, our clinical trials will delay the filing of our NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues. In addition, our clinical trials involve a small patient population. Because of the small sample size, the results of these clinical trials may not be indicative of future results. In addition, the initial clinical trial for CB7630 was performed outside the United States, and therefore, may not have been performed in accordance with standards normally required by the FDA and other regulatory agencies.

If physicians and patients do not accept and use our drugs, our ability to generate revenue from sales of our products will be materially impaired.

Even if the FDA approves one or more of our product candidates, physicians and patients may not accept and use it. Acceptance and use of our product will depend upon a number of factors including:

•	perceptions by members of the health care community, including physicians, about the safety and effectiveness of our drug;

•	cost-effectiveness of our product relative to competing products;

•	availability of reimbursement for our product from government or other healthcare payers; and

•	effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any.

Because we expect sales of our current product candidates, if approved, to generate substantially all of our product revenues for the foreseeable future, the failure of these drugs to find market acceptance would harm our business and could require us to seek additional financing.

We are dependent upon third-party researchers and developers in the development of our product candidates, and such parties are, to some extent outside of our control.

We depend upon independent investigators and collaborators, such as universities and medical institutions, to conduct our pre-clinical and clinical trials under agreements with us. These collaborators are not our employees and we cannot control the amount or timing of resources that they devote to our programs. These investigators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us. If our collaborators assist our competitors at our expense, our competitive position would be harmed.

Our intention to rely exclusively on third parties to formulate and manufacture our product candidates expose us to a number of risks that may delay the testing, development, regulatory approval and commercialization of our product candidates.

We have no experience in drug formulation or manufacturing and do not intend to establish our own manufacturing facilities. We lack the resources and expertise to formulate or manufacture our own product candidates. We currently have no agreements for the commercial scale manufacture of our product candidates. We intend to enter into agreements with one or more manufacturers to manufacture, supply, store and distribute drug supplies for our clinical trials. If any of our current product candidates or any product candidates we may develop or acquire in the future receive FDA approval, we will rely on one or more third-party contractors to manufacture our drugs. Our anticipated future reliance on a limited number of third-party manufacturers exposes us to the following risks:

•

We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA approval, if any.

•	Our third-party manufacturers might be unable to formulate and manufacture our drugs in the volume and of the quality required to meet our clinical needs and commercial needs, if any.

•

Our future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products.

•

Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the Drug Enforcement Administration, and corresponding state agencies to ensure strict compliance with good manufacturing practice and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these regulations and standards.

•	If any third-party manufacturer makes improvements in the manufacturing process for our products, we may not own, or may have to share, the intellectual property rights to the innovation.

Each of these risks could delay our clinical trials, the approval, if any, of our product candidates by the FDA or the commercialization of our product candidates or result in higher costs or deprive us of potential product revenues.

Developments by competitors may render our products or technologies obsolete or non-competitive.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Some of the drugs that we are attempting to develop, such as CB7630, CB3304, CB6604, the noscapine analogs and CB1089, should we obtain regulatory approval for such drugs, will have to compete with existing therapies. In addition, a large number of companies are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. We face competition from pharmaceutical and biotechnology companies in the United States and abroad. In addition, companies pursuing different but related fields represent substantial competition. Many of these organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, longer drug development history in obtaining regulatory approvals and greater manufacturing and marketing capabilities than we do. These organizations also compete with us to attract qualified personnel and parties for acquisitions, joint ventures or other collaborations.

If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, the value of our intellectual property rights would diminish.

Our success, competitive position and future revenues will depend in part on our ability and the abilities of our licensors to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties.

To date, we hold certain exclusive patent rights, including rights under U.S. patent Nos. 5,604,213, 5,618,807, 6,376,516, 6,673,814, 7,090,853, 5,190,935, 6,310,226 and U.S. patent applications as well as rights under foreign patents and patent applications. We anticipate filing additional patent applications both in the U.S. and in other countries, as appropriate. However, we cannot predict:

•	the degree and range of protection any patents will afford us against competitors, including whether third parties will find ways to invalidate or otherwise circumvent our patents;

•	if and when patents will issue;

•	whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications; or

•	whether we will need to initiate litigation or administrative proceedings which may be costly whether we win or lose.

Our success also depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors as well as our licensors and contractors. To help protect our proprietary know-how and our inventions for which patents may be unobtainable or difficult to obtain, we rely on trade secret protection and confidentiality agreements. To this end, it is our policy to require all of our employees, consultants, advisors and contractors to enter into agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. These agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If any of our trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired and our business and competitive position would suffer.

If we infringe the rights of third parties we could be prevented from selling products, forced to pay damages, and defend against litigation.

If our products, methods, processes and other technologies infringe the proprietary rights of other parties, we could incur substantial costs and we may have to:

•	obtain licenses, which may not be available on commercially reasonable terms, if at all;

•	abandon an infringing drug candidate;

•	redesign our products or processes to avoid infringement;

•	stop using the subject matter claimed in the patents held by others;

•	pay damages; or

•	defend litigation or administrative proceedings which may be costly whether we win or lose, and which could result in a substantial diversion of our financial and management resources.

Our ability to generate product revenues will be diminished if our drugs sell for inadequate prices or patients are unable to obtain adequate levels of reimbursement.

Our ability to commercialize our drugs, alone or with collaborators, will depend in part on the extent to which reimbursement will be available from:

•	government and health administration authorities;

•	private health maintenance organizations and health insurers; and

•	other healthcare payers.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Healthcare payers, including Medicare, are challenging the prices charged for medical products and services. Government and other healthcare payers increasingly attempt to contain healthcare costs by limiting both coverage and the level of reimbursement for drugs. Even if one of our product candidates is approved by the FDA, insurance coverage may not be available, and reimbursement levels may be inadequate, to cover such drug. If government and other healthcare payers do not provide adequate coverage and reimbursement levels for one of our products, once approved, market acceptance of such product could be reduced.

If we are unable to successfully manage our growth, our business may be harmed.

Our success will depend upon the expansion of our operations and the effective management of our growth, which will place a significant strain on our management and on our administrative, operational and financial resources. To manage this growth, we must expand our facilities, augment our operational, financial and management systems and hire and train additional qualified personnel. If we are unable to manage our growth effectively, our business would be harmed.

We may be exposed to liability claims associated with the use of hazardous materials and chemicals.

Our research and development activities may involve the controlled use of hazardous materials and chemicals. Although we believe that our safety procedures for using, storing, handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot completely eliminate the risk of accidental injury or contamination from these materials. In the event of such an accident, we could be held liable for any resulting damages and any liability could materially adversely affect our business, financial condition and results of operations. In addition, the federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous or radioactive materials and waste products may require us to incur substantial compliance costs that could materially adversely affect our business, financial condition and results of operations.

We rely on key executive officers and scientific and medical advisors, and their knowledge of our business and technical expertise would be difficult to replace.

We are highly dependent on our principal scientific, regulatory and medical advisors. We do not have “key person” life insurance policies for any of our officers. The loss of the technical knowledge and management and industry expertise of any of our key personnel could result in delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect our operating results.

If we are unable to hire additional qualified personnel, our ability to grow our business may be harmed.

We will need to hire additional qualified personnel with expertise in pre-clinical testing, clinical research and testing, government regulation, formulation and manufacturing and sales and marketing. In particular, over the next 12 months, we expect to hire up to ten new employees devoted to research and development. We expect that the hiring of such additional personnel will increase our annual expenditures by approximately $1,650,000.

We compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals is intense, and we cannot be certain that our search for such personnel will be successful. Attracting and retaining qualified personnel will be critical to our success.

We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits.

The testing and marketing of medical products entail an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with collaborators.

Certain of our license agreements require payments in foreign currencies and are subject to exchange rate fluctuations.

Our license agreement with BTG International, LTD for the in-license of CB7630 requires the payment of license maintenance fees and milestone payments, if any, in British pounds. Additionally, it is possible that we will enter into license agreements for future product candidates that require payments in currencies other than the U.S. dollar. Fluctuations in exchange rates, in particular between the U.S. dollar and other currencies, may affect the actual amounts of these payments and potentially may be in excess of the amounts we have budgeted for payment of these fees and other payments.

A substantial stockholder possesses a significant portion of our voting power and could exert significant control over our management and direction.

As of June 30, 2007, Horizon BioMedical Ventures, LLC held approximately 18% of our common stock. Additionally, the managing member of Horizon BioMedical Ventures is Dr. Lindsay A. Rosenwald, who was a director of our Company until July 18, 2007. This significant holding by Horizon BioMedical Ventures, enables Horizon BioMedical Ventures to exert considerable influence over our management and direction and affairs through the election and removal of our board of directors, and all other matters requiring stockholder approval, including the future merger, consolidation or sale of all or substantially all of our assets.

There are certain interlocking relationships among us and certain affiliates of Paramount, which may present potential conflicts of interest.

Lindsay A. Rosenwald, M.D., a former director of our Company and the managing member of Horizon BioMedical Ventures, LLC, a substantial stockholder, may be deemed to beneficially own approximately 19.5% of our common stock. Further, a trust in which Dr. Rosenwald has a pecuniary interest owns 138,549 shares of our common stock. Dr. Rosenwald is Chairman and Chief Executive Officer of Paramount BioCapital, Inc., an investment banking firm that served as placement agent in connection with certain private placement offerings completed by Cougar in 2005 and 2006. In connection with these transactions, we paid fees in the aggregate amount of $1,387,750 to Paramount and issued to Paramount and its designees five-year warrants to purchase an aggregate of 440,172 shares of common stock at an exercise price of $4.95 per share, of which warrants to purchase 201,055 shares of common stock were allocated to Dr. Rosenwald. With respect to our bridge offering completed in November 2005 and January 2006, we paid Paramount fees of approximately $460,000 and warrants to purchase an aggregate of 74,221 shares of our common stock at an exercise price of $8.28 per share. Paramount allocated the warrant to its designees, including 32,752 to Dr. Rosenwald. Additionally, we gave Paramount a right of first refusal to act as the placement agent for the private sale of our securities until January 24, 2008 (subject to Cowen & Co.’s right to act as co-placement agent).

Paramount and Dr. Rosenwald are not obligated pursuant to any agreement or understanding with us to make any additional products or technologies available to us, nor can there be any assurance that any biomedical or pharmaceutical products or technologies identified in the future by such parties will be made available to us. In addition, certain of our current officers and directors, as well as officers or directors that may be hereafter appointed, may from time to time serve as officers or directors of other biopharmaceutical or biotechnology companies. There can be no assurance that such other companies will not have interests in conflict with our own.

We are contractually obligated to one of our directors to pay bonuses in the event of certain in-licenses of potential products, which may present a conflict of interest.

Pursuant to our scientific advisory agreement with Dr. Arie S. Belldegrun, a director, we have agreed to pay a cash bonus to Dr. Belldegrun in the event we acquire a new technology and Dr. Belldegrun plays a certain role in such acquisition, which determination would be made by the disinterested members of our board of directors. We have agreed to pay a bonus if Dr. Belldegrun introduces the technology to us or actively participates in the evaluation process of a new technology that we subsequently acquire. The payment of a qualifying bonus would likely come within a short period of time after in-licensing, after which time we will likely be required to expend a significant amount of time and funds towards the testing and development of such technology before determining its scientific or economic viability. It is possible that we will obtain regulatory approval for only a small percentage, if any at all, of the technologies we acquire through the assistance of Dr. Belldegrun. The payment of a bonus at a time before we can fully determine the potential success of the product candidate creates a financial incentive for Dr. Belldegrun to assist us in obtaining licenses for product candidates that may not ultimately satisfy our goals, and creates a potential conflict of interest on the part of Dr. Belldegrun.

Risks Relating to this Offering and our Securities

Our stock price may be particularly volatile because we are a drug development company.

The market prices for securities of biotechnology companies in general, and early-stage drug development in particular, have been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

•	the development status of our drug candidates, including results of our clinical trials for CB7630, CB3304, and CB1089;

•	market conditions or trends related to biotechnology and pharmaceutical industries, or the market in general;

•	announcements of technological innovations, new commercial products, or other material events by our competitors or us;

•	disputes or other development concerning our proprietary rights;

•	changes in, or failure to meet, securities analysts’ or investors’ expectations of our financial performance;

•	additions or departures of key personnel;

•	discussions of our business, products, financial performance, prospects, or stock price by the financial and scientific press and online investor communities such as chat rooms;

•

public concern as to, and legislative action with respect to, testing or other research areas of biopharmaceutical companies, the pricing and availability of prescription drugs, or the safety of drugs;

•	regulatory developments in the United States or in foreign countries; and

•	economic and political factors.

In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. We may become subject this type of litigation, which is often extremely expensive and diverts management’s attention.

Trading of our common stock is limited, which may make it difficult for you to sell your shares at times and prices that you feel are appropriate.

We plan to seek listing of our common stock on a national securities exchange, such as the Nasdaq, as soon as practicable. However, we cannot assure you that we will be able to meet the initial listing standards of either of those or any other stock exchange, or that we will be able to maintain a listing of the common stock on either of those or any other stock exchange. Currently, our common stock is quoted on the OTC Bulletin Board, and trading has been limited. This adversely effects the liquidity of our common stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and reduction in security analysts’ and the media’s coverage of us. This may result in lower prices for our common stock than might otherwise be obtained and could also result in a larger spread between the bid and asked prices for our common stock.

Because we became public by means of a reverse merger, we may not be able to attract the attention of major brokerage firms.

Additional risks may exist as a result of our becoming a public reporting company through a “reverse merger.” Security analysts of major brokerage firms may not provide coverage of Cougar. Because we became public through a reverse merger, there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to provide analyst coverage of Cougar in the future.

The resale of shares offered by this prospectus could adversely affect the market price of our common stock in the public market, should one develop, which result would in turn negatively affect our ability to raise additional equity capital.

As of June 30, 2007, we had outstanding 17,447,480 shares of common stock. The sale, or availability for sale, of common stock in the public market pursuant to this prospectus may adversely affect the prevailing market price of our common stock and may impair our ability to raise additional capital by selling equity or equity-linked securities.

When the registration statement that includes this prospectus is declared effective, 3,984,573 shares being offered hereby will be available for resale. The resale of a substantial number of shares of our common stock in the public market pursuant to this offering, and afterwards, could adversely affect the market price for our common stock and make it more difficult for you to sell our shares at times and prices that you feel are appropriate. Furthermore, we expect that, because there is a large number of shares offered hereby, the selling stockholders will continue to offer shares covered by this prospectus for a significant period of time, the precise duration of which we cannot predict. Accordingly, the adverse market and price pressures resulting from this offering may continue for an extended period of time and continued negative pressure on the market price of our common stock could have a material adverse effect on our ability to raise additional equity capital.

We have never paid dividends on our common stock and do not intend to do so for the foreseeable future.

We have never paid dividends on our common stock and we do not anticipate that we will pay any dividends on our common stock for the foreseeable future. Accordingly, any return on an investment in our common stock will be realized, if at all, only when you sell shares of our common stock.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. These forward-looking statements are based on the current beliefs of our management as well as assumptions made by and information currently available to management, including statements related to the markets for our products, general trends in our operations or financial results, plans, expectations, estimates and beliefs. In addition, when used in this prospectus, the words “may,” “could,” “should,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict” and similar expressions and their variants, as they relate to us or our management, may identify forward-looking statements. These statements reflect our judgment as of the date of this prospectus with respect to future events, the outcome of which is subject to risks, which may have a significant impact on our business, operating results or financial condition. You are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. Except as otherwise required by law, we undertake no obligation to update forward-looking statements. The risks identified under the heading “Risk Factors” in this prospectus, among others, may impact forward-looking statements contained in this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the resale of any of the shares offered by this prospectus by the selling stockholders.

SELLING STOCKHOLDERS

This prospectus covers the resale by the selling stockholders identified below of 3,984,573 shares of common stock, including 3,553,021 issued to our founding stockholders.

Pursuant to our April 2006 private placement offering, we agreed to register the resale of shares of common stock (including shares of common stock issued upon conversion of shares of Series A Convertible Preferred stock issued in the offering) within 180 days of completion of the offering, or October 2, 2006, and, in the event we failed to register the resale of such shares within such period, to pay certain participants in the offering a liquidation penalty equal to 1% of the amount invested by each such investor for each month (or pro-rated portion thereof) after such period for which we failed to obtain effectiveness of our registration statement. The registration statement relating to the resale of such common stock was declared effective on February 2, 2007, resulting in liquidated damages in the aggregate amount of $1,704,624. Pursuant to agreements with those investors who agreed to accept shares of our common stock, in lieu of cash, for such liquidation penalty, we issued an aggregate of 367,777 shares of our common stock in lieu of a cash payment of an aggregate of $1,650,496. The resale of the 367,777 shares of common stock is covered under this prospectus.

Pursuant to our April 3, 2006 private placement offering, we issued an aggregate of 9,486,752 shares of Series A Preferred Stock. From such date until the mandatory conversion of the Series A Preferred Stock on March 8, 2007, the holders of outstanding shares of the Series A Preferred Stock were entitled to receive a cumulative dividend, payable at our election in kind or in cash, at the rate of 4% per annum of the stated value of the Series A Preferred Stock, or $4.50, payable in arrears on an annual basis. Although we elected to pay the accrued dividend in cash, we offered each stockholder entitled to a dividend on the Series A Preferred Stock the option of receiving the dividend in unregistered shares of our common stock at a price per share of $16.00, the closing price of our common stock on the OTCBB on March 8, 2007. As a result, we issued an aggregate of 63,755 shares of common stock to participating holders of our Series A Preferred Stock in lieu of aggregate cash dividends of approximately $1,020,000. The resale of the 63,775 shares is covered under this prospectus.

The following table sets forth the number of shares of our common stock beneficially owned by the selling stockholders as of June 30, 2007 and after giving effect to this offering, except as otherwise referenced below.

Selling Stockholder	Shares Beneficially Owned Before Offering		Number of Shares Offered by Selling Stockholder	Percentage Beneficial Ownership of Voting Securities After Offering
Alan H. Auerbach (1)	840,155	(2)	288,083	3.1%
Benjamin Feinswog Trust	2,449		2,449	—
David Bershad	4,082		4,082	—
Alan Clingman	816		816	—
Isaac Dabah (3)	13,060		13,060	—
Robert Falk	816		816	—
Fidulex Management, Inc.	2,285		2,285	—
Future Global Holdings	817		817	—
GMM Capital, LLC (3)	16,325		16,325	—
Lilian Hahn	4,082		4,082	—
The Holding Company	2,857		2,857	—
Horizon BioMedical Ventures, LLC (4)	3,184,903		3,184,903	—
Kanter Family Foundation	1,225		1,225	—
Peter and Donna Kash	3,265		3,265	—
Robert Klein	816		816	—
Henry and Monica Millin	816		816	—
Yitzhak Nissan	816		816	—
NTP Partners c/o William Natbony	4,082		4,082	—
Pearl Capital Partners	816		816	—
Rochelle LLC	816		816	—
Aaron Speisman	1,020		1,020	—
335 MAD, LLC	2,449		2,449	—
Melvyn Weiss	16,325		16,325	—

Shares issued pursuant to registration penalty and in lieu of cash dividend
Mark J. Ahn	6,207		50	—
Jorge Ahumada	12,416		106	—
BBT Fund, L.P. (5)	337,880		11,313	1.9%
Belldegrun Children’s Trust (6)	210,133		8,508	1.2%
Boxer Capital (7)	110,152		16,533	—
Brino Investment Ltd. (8)	5,690		53	—
Brookside Capital Partners Fund, L.P. (9)	1,599,847		67,674	8.8%
Leumi Overseas Trust Corporation Limited as Trustees of the BTL Trust (10)	115,607		5,639	—
CAP Fund, L.P. (5)	154,937		5,562	—
California Quintet LLC (11)	57,805		2,822	—
Cranshire Capital, LP (12)	1,835		1,835	—
CUSTRUST (13)	1,649,847		67,674	9.1%
Joshua Donfeld	7,231		58	—
Gregg J. Dovolis	11,380		104	—
Ronald I. Dozoretz, MD	115,491		4,588	—
Scott Fagan	28,924		232	—
Muhammad Tarique Farooqui	13,651		479	—
Gitel Family Limited Partnership (14)	58,751		2,361	—
Elida Gollomp (15)	604		53	—

Selling Stockholder	Shares Beneficially Owned Before Offering	Number of Shares Offered by Selling Stockholder	Percentage Beneficial Ownership of Voting Securities After Offering
H&Q Healthcare Investors (16)	378,809	14,925	2.1%
H&Q Life Sciences Investors (16)	203,996	8,035	1.1%
Birmingham Hematology & Oncology Associates LLC 401k Plan FBO Dr. Jimmie H. Harvey (17)	12,416	106	—
Steve Jager	12,416	106	—
Peeblebay & Co. Nominee for Janus Aspen Global Life Sciences Portfolio (18)	19,323	876	—
Buoybreeze & Co. Nominee for Janus Global Life Sciences Fund (18)	671,559	26,677	3.7%
Thomas F. Kearns, Jr.	23,121	918	—
Kier Family LP (19)	9,717	918	—
Lakeside Partners, LLC (20)	34,681	1,690	—
Michael G. Lindley	24,832	211	—
Merlin Nexus II, LP (21)	462,427	18,369	2.5%
Harry Newton and Susan Newton JTWROS	19,264	164	—
OZF Investments LLC (22)	113,796	1,066	—
R A Capital Biotech Fund, LP (23)	27,873	27,873	—
Leon Recanati	75,058	640	—
Riverside Contracting LLC (24)	27,051	230	—
Robert O. Rolfe	12,416	106	—
The Lindsay A. Rosenwald 2000 Family Trusts dated December 15, 2000 (25)	138,549	5,510	—
Courtney Scott	29,620	959	—
Shoup Revocable Trust (26)	11,133	53	—
SRI Fund, L.P. (5)	79,861	2,299	—
T. Rowe Price Health Sciences Fund (27)	582,557	22,557	3.2%
T. Rowe Price Small-Cap Value Fund (27)	865,117	45,117	4.7%
Tisu Investment Ltd. (28)	11,380	107	—
Visium Balanced Offshore Fund, Ltd. (29)	532,901	24,578	2.9%
Visium Long Bias Fund, LP (29)	52,240	6,901	—
Visium Long Bias Offshore Fund, Ltd. (29)	195,799	8,211	1.1%
Visium Balanced Fund, LP (29)	376,129	16,706	2.1%

Totals		3,984,573

*	Less than 1%
(1)	Mr. Auerbach currently serves as our Chief Executive Officer, President and as a director.
(2)	Includes shares of common stock issuable upon exercise of options to purchase an aggregate of 552,072 shares of common stock that are currently exercisable or will become exercisable within the next 60 days.
(3)	Isaac Dabah is the managing member of GMM Capital, LLC, and may be deemed to exercise voting and investment control over the securities held by GMM Capital, LLC.
(4)	The managing member of Horizon BioMedical Ventures, LLC is Dr. Lindsay A. Rosenwald, a director of our company until July 18, 2007, who may be deemed to exercise voting or investment control over the securities held by Horizon BioMedical Ventures, LLC. Horizon a substantial stockholder holding approximately 18.3% of our voting securities.
(5)	Sid R. Bass, in his capacity as President and sole stockholder of the ultimate general partner of each of BBT Fund, L.P., CAP Fund, L.P. and SRI Fund, L.P., may be deemed to exercise voting or investment control over the securities held by these entities. Messr. Bass disclaims beneficial ownership of these securities.
(6)	Rebecca Belldegrun, Trustee of Belldegrun Children’s Trust, and the spouse of Dr. Arie Belldegrun, a director, has voting and dispositive control over the shares held by such selling stockholder.

(7)	Andrew Gitkin and Shehan Dissanayake are the managing members of Boxer Capital LLC, and as such each may be deemed to share voting or investment control over these securities.
(8)	Urs Brunner, Director of Brino Investment Ltd., has voting and dispositive control over the shares held by such selling stockholder. Mr. Brunner disclaims beneficial ownership of these securities.
(9)	Domenic Ferrante, as the sole managing member of Brookside Capital Management, LLC (“BCM”), BCM, as the sole general partner of Brookside Capital Investors, L.P. (“BCI”), and BCI, as the sole general partner of Brookside Capital Partners Fund, L.P., may each be deemed to share voting or investment control over the shares of common stock held by Brookside Capital Partners Fund, L.P.
(10)	John Le M Germain and Richard Guillaume, each a Director of Leumi Overseas Trust Corporation Limited, which serves as Trustee of the BTL Trust, have voting and dispositive control over the shares held by such selling stockholder. Dr. Arie Belldegrun, a director, is a beneficiary of the BTL Trust.
(11)	Russell Goldsmith has voting and dispositive control over the shares held by such selling stockholder. Mr. Goldsmith is the chief executive officer of City National Corporation, an affiliate of City National Securities, Inc., a registered broker-dealer.
(12)	Mitchell P. Kopin, President of Downsview Capital, Inc., the general partner of Cranshire Capital, LP, has voting and dispositive control over the shares held by such selling stockholder.
(13)	Adage Capital Partners GP, LLC, a Delaware limited liability company, serves as the general partner of Adage Capital Partners, L.P. (“Fund”), and as such has discretion over the portfolio securities beneficially owned by the Fund, including those held by CUSTRUST. Adage Capital Partners GP, LLC disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.
(14)	Esther Stahler, is the general partner of Gitel Family Partnership LP and Gitel Family Limited Partnership, and has voting and dispositive control over the shares held by such selling stockholder.
(15)	Mrs. Gollomp’s spouse is a registered representative of Wachovia Securities.
(16)	Hambrecht & Quist Capital Management, LLC is the investment advisor to H&Q Healthcare Investors and H&Q Life Sciences Investors. Daniel R. Omstead, Ph.D., is President of Hambrecht & Quist Capital Management, LLC and a member of the portfolio management team and, as such, has voting, dispositive and investment control over the securities held by H&Q Healthcare Investors Fund and H&Q Life Sciences Fund. Dr. Omstead disclaims beneficial ownership of these securities.
(17)	James E. Cantrell, Trustee of Birmingham Hematology & Oncology Associates, LLC 401(k) Plan FBO Dr. Jimmie H. Harvey, M.D., has voting and dispositive control over the shares held by such selling stockholder.
(18)	Andy Acker is the portfolio manager of Janus Global Life Sciences Fund and Janus Aspen Global Life Sciences Fund, and, as such, may be deemed to share voting or investment control over the securities held by these funds. Janus Global Life Sciences Fund and Janus Aspen Global Life Sciences Fund are affiliates of Janus Distributors LLC, a wholly owned subsidiary of Janus Capital Group and a limited purpose broker registered primarily for the purpose of facilitating the distribution, or otherwise being involved in the sale or redemption , of shares of Janus no-load mutual funds and other associated investment companies (the “Funds”). Janus Distributors does not otherwise effect trades for investors or the Funds and the Funds can distribute shares other than through Janus Distribution.
(19)	Isaac Kier, general partner of Kier Family LP and has voting and dispositive control over the shares held by such selling stockholder.
(20)	Jamie Stahler, managing member of Lakeside Partners, LLC, has voting and dispositive control over the shares held by such selling stockholder.
(21)	Dominique Semon, as the managing member of the general partner of Merlin Nexus II, L.P., may be deemed to share voting or investment control over these securities. Mr. Semon disclaims beneficial ownership of these securities.
(22)	Urs Brunner, Director of OZF Investments LLC, has voting and dispositive control over the shares held by such selling stockholder. Mr. Brunner disclaims beneficial ownership of these securities.
(23)	Mr. Peter Kolchinsky, as the managing director of RA Capital Management, LLC, the general partner of RA Capital Biotech Fund, LP, has shared voting and dispositive power with respect to these securities.
(24)	Neil Herksowitz, President of Riverside Contracting LLC, has voting and dispositive control over the shares held by such selling stockholder.

(25)	Lester E. Lipschutz, Trustee of The Lindsay A. Rosenwald 2000 Family Trusts dated December 15, 2000, has voting and dispositive control over the shares held by such selling stockholder.
(26)	Stefan P. Shoup and Jane R. Shoup, Trustees of the Shoup Revocable Trust, have voting and dispositive control over the shares held by such selling stockholder.
(27)	T. Rowe Price Associates, Inc. (“T. Rowe Price Associates”) serves as investment adviser with power to direct investments and/or sole power to vote the shares owned by the funds listed under its name in the table above, as well as shares owned by certain other individual and institutional investors. For purposes of the reporting requirements of the Securities Exchange Act of 1934, T. Rowe Price Associates may be deemed to be the beneficial owner of all of the shares listed above; however, T. Rowe Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. T. Rowe Price Associates is a wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company. The T. Rowe Price Proxy Committee develops voting positions on all major corporate issues, creates guidelines, and oversees the voting process, which are used by the firm’s portfolio managers as voting guidelines. For the registered investment companies sponsored and managed by T. Rowe Price, the portfolio manager of each fund has ultimate responsibility for the voting decisions for proxies relating to voting securities held by the fund. Kris H. Jenner is the portfolio manager for T. Rowe Price Health Sciences Fund, Inc. and Preston G. Athey is the portfolio manager for the T. Rowe Price Small-Cap Value Fund, Inc. More information on T. Rowe Price’s proxy voting policies and procedures is available on the company website (http://www.troweprice.com) and in the T. Rowe Price Fund’s Statement of Additional Information, which is filed with the SEC. T. Rowe Price Investment Services, Inc. (“TRPIS”), a registered broker-dealer, is a subsidiary of T. Rowe Price Associates, Inc., the investment advisor of the T. Rowe Price-sponsored funds identified in the table above. TRPIS was formed primarily for the limited purpose of acting as the principal underwriter of shares of the above-referenced funds and other funds in the T. Rowe fund family. TRPIS does not engage in underwriting or market-making activities involving individual securities. The beneficial holdings of the selling stockholders is as of June 29, 2007.
(28)	Urs Brunner, Director of Tisu Investment Ltd., has voting and dispositive control over the shares held by such selling stockholder. Mr. Brunner disclaims beneficial ownership of these securities.
(29)	Jacob Gottlieb and Dmitry Balyasny, principals of Visium Capital Management, LLC, which is the investment advisor for Visium Long Bias Offshore Fund, LTD, Visium Long Bias Fund, LP, Visium Balanced Offshore Fund, LTD and Visium Balanced Fund, LP, have shared voting and dispositive power with respect to the securities held by these entities.

PLAN OF DISTRIBUTION

We are registering the shares offered by this prospectus on behalf of the selling stockholders. The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The selling stockholders identified herein may sell their shares of common stock at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

Any selling stockholders that are broker-dealers are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with the sale of shares offered hereby. Other selling stockholders and any broker-dealers that act in connection with the sale of the shares offered hereby might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

Shares Eligible For Future Sale

Upon completion of this offering, there will be 17,447,480 shares of our common stock issued and outstanding. The shares purchased in this offering will be freely tradable without registration or other restriction under the Securities Act, except for any shares purchased by an “affiliate” of our company (as defined in the Securities Act).

Our currently outstanding shares that were issued in reliance upon the “private placement” exemptions provided by the Act are deemed “restricted securities” within the meaning of Rule 144. Restricted securities may not be sold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act.

In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) including persons deemed to be affiliates, whose restricted securities have been fully paid for and held for at least one year from the later of the date of issuance by us or acquisition from an affiliate, may sell such securities in broker’s transactions or directly to market makers, provided that the number of shares sold in any three-month period may not exceed the greater of 1 percent of the then-outstanding shares of our common stock or the average weekly trading volume of our shares of common stock in the over-the-counter market during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information about our company. After two years have elapsed from the later of the issuance of restricted securities by us or their acquisition from an affiliate, such securities may be sold without limitation by persons who are not affiliates under the rule.

Following the date of this prospectus, we cannot predict the effect, if any, that sales of our common stock or the availability of our common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales by existing stockholders of substantial amounts of our common stock could adversely affect prevailing market prices for our stock.

DISCLOSURE OF COMMISSION POSITION ON

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Pursuant to our certificate of incorporation and bylaws, we may indemnify an officer or director who is made a party to any proceeding, because of his position as such, to the fullest extent authorized by Delaware General Corporation Law, as the same exists or may hereafter be amended. In certain cases, we may advance expenses incurred in defending any such proceeding.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, or SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

ABOUT THIS PROSPECTUS

This prospectus is not an offer or solicitation in respect to these securities in any jurisdiction in which such offer or solicitation would be unlawful. This prospectus is part of a registration statement that we filed with the SEC. The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about our company and the securities offered under this prospectus. That registration statement can be read at the SEC website or at the SEC’s offices mentioned under the heading “Where You Can Find More Information.” We have not authorized anyone else to provide you with different information or additional information. You should not assume that the information in this prospectus, or any supplement or amendment to this prospectus, is accurate at any date other than the date indicated on the cover page of such documents.

WHERE YOU CAN FIND MORE INFORMATION

Federal securities law requires us to file information with the SEC concerning our business and operations. Accordingly, we file annual, quarterly, and special reports, proxy statements and other information with the SEC. You can inspect and copy this information at the Public Reference Facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can receive additional information about the operation of the SEC’s Public Reference Facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that, like us, file information electronically with the SEC.

We are allowed to incorporate by reference information contained in documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents and that the information in this prospectus is not complete and you should read the information incorporated by reference for more detail. We incorporate by reference in two ways. First, we list certain documents that we have already filed with the SEC. The information in these documents is considered part of this prospectus. Second, the information in documents that we file in the future will update and supersede the current information in, and incorporated by reference in, this prospectus.

We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, together with any exhibits filed therewith:

•	Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006;

•	Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2007;

•	Current Reports on Form 8-K filed on January 8, 2007, March 8, 2007, May 3, 2007, May 9, 2007 and June 15, 2007; and

•	The description of capital stock set forth on Form 10-SB/A filed on August 29, 2005 (File No. 000-51473), including any amendments or reports filed for the purpose of updating such information.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Cougar Biotechnology, Inc.

10990 Wilshire Boulevard, Suite 1200

Los Angeles, California 90024

Attention: Treasurer

(310) 943-8040

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

VALIDITY OF COMMON STOCK

Legal matters in connection with the validity of the shares offered by this prospectus will be passed upon by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota.

EXPERTS

The financial statements of Cougar Biotechnology, Inc. as of December 31, 2006 and 2005, and for the years then ended, and for the period from May 14, 2003 (date of inception) through December 31, 2006, incorporated by reference into this prospectus, have been incorporated herein in reliance on the report of J.H. Cohn LLP, independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.

3,984,573 Shares

Common Stock

Cougar Biotechnology, Inc.

PROSPECTUS

July 19, 2007